[E-mail to Employees Announcing Expiration of Exchange Offer]


Our stock option exchange offer expired at 5:00 p.m. (MST) last Friday, November 30, as scheduled. We have accepted all stock options that were validly tendered.

As discussed in the offer documents, we expect to grant the new options on June 3, 2002. You will receive notification of the new option grants shortly after June 3, 2002.

Because the offer has expired, we have removed the offer documents from the Q and have closed the special phone line. If you have any other questions about the offer, please contact Qwest Stock Administration at StockAdmin2@Qwest.com.
                                                        ---------------------

Thanks to those of you who participated in the offer.